FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

10 March 2020 07:00 GMT

Transactions by Persons Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that, on 6 March 2020, certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) were granted awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP) and the AstraZeneca Performance Share Plan (AZPSP), as detailed in the table below.

PDMR	Ordinary Shares granted under the AZDBP	Ordinary Shares granted under the AZPSP	Award price per Ordinary Share
Pascal Soriot	8,734	87,346	£73.76
Marc Dunoyer	4,323	41,501	£73.76

The AZDBP award represents the portion of each PDMR's annual bonus for 2019 that they are required to defer into shares. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period and are due to vest on the third anniversary of grant.

The AZPSP award is subject to a combination of performance measures focused on scientific, commercial and financial performance assessed over a three-year performance period (1 January 2020 to 31 December 2022). The Ordinary Shares granted under the AZPSP are subject to a two-year holding period following the performance period, and are due to vest on the fifth anniversary of grant.

Details of the performance measures attached to the AZPSP award can be found in the Directors' Remuneration Report within the AstraZeneca Annual Report and Form 20-F Information 2019, which is available on the Company's website at www.astrazeneca.com/annualreport2019.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Grants of share awards under the AstraZeneca Performance Share Plan and the AstraZeneca Deferred Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£73.76	96,080
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	6 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Grants of share awards under the AstraZeneca Performance Share Plan and the AstraZeneca Deferred Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£73.76	45,824
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	6 March 2020
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary